# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESAB Corporation, CIK 0001877322
CUSIP: 29605J106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 909 Rose Avenue, 8th Floor, North Bethesda, Maryland (MD), 20852
Date of event which requires filing of this statement: 02/02/2026
Filed by CIK 0001015014
Persons authorized to receive notices and communications: Scott Brannan, 11790 Glen Road, Potomac, Maryland (MD), 20854, (301) 299-2225

## Reporting persons
- Mitchell P. Rales (CIK 0001015014): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,606,271; sole dispositive power 3,606,271; aggregate amount beneficially owned 3,606,271 (5.9% of the class)
  Comment: (1) Based on 60,710,966 shares of the Company's common stock outstanding as of October 22, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on October 29, 2025.
  
  EXPLANATORY NOTE
  
  This Amendment No. 1 (this "Amendment No. 1") to the Statement on Schedule 13D (as amended, the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") to report the Reporting Person's beneficial ownership of the common stock, par value $0.001 per share of ESAB Corporation, a corporation organized under the laws of the state of Delaware (the "Company"). This Amendment amends and supplements the Statement originally filed on August 18, 2022 with the Commission. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ESAB Corporation
Address of issuer's principal executive offices: 909 Rose Avenue, 8th Floor, North Bethesda, Maryland (MD), 20852

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Statement is hereby supplemented with the information contained in Item 6 of this Amendment No. 1, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Statement is hereby supplemented with the information contained in Item 6 of this Amendment No. 1, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person is the beneficial owner of 3,606,271 shares of common stock representing approximately 5.9% of the 60,710,966 shares outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2025. The Reporting Person's ownership consists of 3,355,765 shares owned by a revocable trust of which the Reporting Person is the trustee, 9,632 shares owned by the Reporting Person's two minor children, 226,421 shares held by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee, and 14,453 shares owned directly (consisting of 8,333 shares attributable to the Reporting Person's individual retirement account and 6,120 deferred stock units of the Company). The shares underlying the deferred stock units will not be issued until the earlier of the Reporting Person's death or January 31st of the second calendar year following the Reporting Person's retirement from the Board of Directors of the Company. The Reporting Person disclaims beneficial ownership of all shares that are owned directly or indirectly by Steven M. Rales, his brother.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented with the following:

Preferred Stock Purchase Agreement

As disclosed in the Company's Current Report on Form 8-K filed on February 2, 2026, on January 31, 2026, the Company and 9559-2796 Quebec Inc., a wholly owned indirect subsidiary of the Company (the "Purchaser"), entered into a Share Purchase Agreement with various parties pursuant to which, upon the terms and subject to the conditions set forth therein, the Purchaser will purchase all of the issued and outstanding shares of Eddyfi Holding Inc. ("Eddyfi"), and certain related entities (such transaction, the "Acquisition"). Upon consummation of the Acquisition and the other transactions contemplated by the Share Purchase Agreement, Eddyfi and its subsidiaries will be wholly owned subsidiaries of the Purchaser.

The closing of the Acquisition is subject to the satisfaction or waiver of certain customary closing conditions, including regulatory approvals in numerous international jurisdictions.

In connection with the transaction contemplated by the Share Purchase Agreement, on February 2, 2026, the Company offered and agreed to issue and sell 175,000 shares (the "Preferred Shares") of a newly created series of convertible preferred stock, designated as 6.50% Series A Mandatory Convertible Preferred Stock, par value $0.001 per share (the "Mandatory Convertible Preferred Stock"), to certain investors, including the Reporting Person, pursuant to a preferred stock purchase agreement (the "Preferred Stock Purchase Agreement"), for an aggregate liquidation preference of $175.0 million.

The Reporting Person agreed to purchase $100.0 million of Mandatory Convertible Preferred Stock under the Preferred Stock Purchase Agreement. The Mandatory Convertible Preferred Stock will be issued to the Reporting Person at a closing (the "Closing") contingent upon, and substantially concurrent with, the closing of the Acquisition.

The Reporting Person will fund the purchase price for the Mandatory Convertible Preferred Stock with working capital, and is acquiring the Preferred Shares for investment purposes. In connection with the Preferred Stock Purchase Agreement, the Reporting Person will be subject to a lock-up period from February 2, 2026 through 90 days following the Closing pursuant to which he generally may not, without the prior consent of the Company (i) sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, or (ii) enter into any swap or other transaction or arrangement that transfers or that is designed to result in the transfer to another any of the economic consequences of ownership of, any of the Mandatory Convertible Preferred Stock purchased under the Preferred Stock Purchase Agreement.

In addition, the Preferred Stock Purchase Agreement provides that the Company and the investors party to the Preferred Stock Purchase Agreement (including the Reporting Person) will enter into a Registration Rights Agreement relating to the Mandatory Convertible Preferred Stock at Closing. The Registration Rights Agreement will provide for certain customary registration rights with respect to the Company's common stock issuable upon conversion of the Preferred Shares.

The summary of the Preferred Stock Purchase Agreement included herein is qualified in its entirety by the text of the agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Purchase Agreement, dated February 2, 2026, among ESAB Corporation and the purchasers party thereto

## Signatures
- Mitchell P. Rales: /s/ Mitchell P. Rales, Mitchell P. Rales (02/04/2026)